UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*
(Amendment No. 2)

Global Business Travel Group, Inc.
(Name of Issuer)

Class A Common Stock, Par Value $0.0001 Per Share
(Title of Class of Securities)

37890B 100
(CUSIP Number)

Laureen E. Seeger, Esq. Chief Legal Officer American Express Company 200 Vesey Street New York, New York 10285 (212) 640-2000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 11, 2024
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 37890B 100

(1)	Name of Reporting Person American Express Company
(2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
(3)	SEC Use Only
(4)	Source of Funds OO
(5)	Check box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization New York
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 157,786,199
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 157,786,199
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 157,786,199
(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 33.8% (1)
(14)	Type of Reporting Person (See Instructions) CO
(1) Based on 467,022,817 shares of Class A Common Stock issued and outstanding as of as of November 3, 2023.

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SCHEDULE 13D

CUSIP No. 37890B 100

EXPLANATORY NOTE:

This Amendment No. 2 (the “Amendment”) amends and supplements the Schedule 13D filed by the Reporting Person on June 6, 2022, as amended by Amendment No. 1 thereto filed on July 11, 2023, with respect to the Class A common stock (the “Schedule 13D”). Capitalized terms used in this Amendment and not defined herein shall have the same meanings ascribed to them in the Schedule 13D.

Item 2. Identity and Background

Item 2 of the Schedule 13D is hereby amended and restated in its entirety as set forth below:

(a)
This Statement is being filed by American Express Company (“American Express”) with respect to securities held of record by American Express International, Inc. (“Amex HoldCo.”), an indirect, wholly-owned subsidiary of American Express (collectively, the “Reporting Person”).

(b)	The address of the principal office and principal business of the Reporting Person is 200 Vesey Street, New York, New York 10285.

(c)	American Express’ principal products and services are credit and charge card products, along with travel and lifestyle related services, offered to consumers and businesses around the world.

(d)	During the last five years, neither the Reporting Person nor, to the best of its knowledge, any of the executive officers or directors of the Reporting Person, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the past five years, neither the Reporting Person nor, to the best of its knowledge, any of the executive officers or directors of the Reporting Person, were a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	American Express is a New York corporation. Amex HoldCo. is a Delaware corporation.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as set forth below:

The responses to Items 2 and 6 of this Amendment and to Items 3, 4 and 6 of the Schedule 13D are incorporated into this Item 5 by reference.

(a) and (b) The following table sets forth the aggregate number and percentage of the Class A Common Stock beneficially owned by the Reporting Person. The aggregate number and percentage of the Class A Common Stock beneficially owned by the Reporting Person is calculated in accordance with Rule 13d-3.

Reporting Person	Number of Shares With Dispositive Power	Percentage of Class A Common Stock Outstanding(1)
American Express Company(2)	157,786,199	33.8%

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(1)	Based on 467,022,817 shares of Class A Common Stock issued and outstanding as of as of November 3, 2023.

(2)	Consists of securities held of record by Amex HoldCo.

By virtue of the Amended and Restated Shareholders Agreement (as defined in Item 6) and the obligations and rights thereunder, the Reporting Person may be deemed to be in a “group” with QIA (as defined in Item 6) and Expedia for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). This filing shall not be deemed an admission that such persons constitute a “group” for purposes of Section 13(d) of the Exchange Act and the Reporting Person expressly disclaims such group membership.

(c) The Reporting Person has not effected any transaction in shares of Class A Common Stock during the past sixty (60) days.

(d) To the best knowledge of the Reporting Person, no person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Person.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended by adding the following:

The responses to Items 2 and 5 of this Amendment are incorporated into this Item 6 by reference.

As reported previously, American Express Travel Holdings Netherlands Coöperatief U.A. previously entered into a Shareholders Agreement, dated as of May 27, 2022 (as further clarified by those certain letters dated November 17, 2022, and July 10, 2023, the “Shareholders Agreement”) with the Issuer, JerseyCo, Juweel and Expedia. Juweel has since distributed all of its equity interests in the Issuer and JerseyCo to its equityholders, including Q.H. Travel L.P. (“QIA”).
On January 11, 2024, the Issuer entered into an amended and restated Shareholders Agreement (the “Amended and Restated Shareholders Agreement”) with JerseyCo, Juweel, Amex HoldCo., Expedia and QIA, pursuant to which, among other things, Juweel was removed as a party to the Shareholders Agreement and QIA was made subject to certain obligations and provided with certain rights previously provided to Juweel, certain of which are summarized below.
The Issuer agreed with each of Amex HoldCo., Expedia and QIA (on a several basis), to take all necessary action within its control to cause the Board of the Issuer to have 11 directors, consisting of the Chief Executive Officer of the Issuer, two Amex HoldCo. nominees, two QIA nominees, one Expedia nominee, one nominee of the Sponsor, and, for so long as the director designated by the Sponsor is serving on the Board, four independent nominees, nominated by the Board’s nominating and governance committee, and, following the conclusion of the Sponsor designee’s service on the Board, five such independent nominees. If Amex HoldCo. or QIA ceases to own at least 15% of the Issuer’s issued shares, it will thereafter have the right (on a several basis) to nominate only one director, and if any of Amex HoldCo., QIA or Expedia ceases to own at least 5% of the Issuer’s issued shares, it will thereafter have no right to nominate a director, except that Amex HoldCo. will continue to have the right (on a several basis) to nominate a director for so long as the Issuer is a “controlled entity” under the BHC Act.
The Amended and Restated Shareholders Agreement also requires (subject to certain specified conditions and exceptions including those described below) the approval of each of Amex HoldCo., Expedia and QIA for the Issuer (and JerseyCo, with respect to clause (d) below), to take certain actions, including:
a)other than (i) in accordance with the Issuer’s certificate of incorporation or (ii) pursuant to an issuer tender offer or share repurchase program that, in each case, was approved by the Board, the redemption, cancellation or repayment of any of the Issuer’s equity securities, other than on a pro rata basis from all shareholders;
b)dividends or distributions by the Issuer, other than on a pro rata basis;

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c)other than in accordance with the Issuer’s certificate of incorporation, any share exchanges, splits, combinations and similar actions with respect to one or more, but not all, classes or series of Issuer common stock;
d)Amendments to JerseyCo’s organizational documents that (i) (A) relate specifically and solely to rights, priorities and privileges of the JerseyCo C Ordinary Shares (non-voting redeemable shares of JerseyCo, designated as “C Ordinary Shares” in the JerseyCo amended and restated memorandum of association with a nominal value of €0.00001) or (B) have a disproportionate adverse effect on the JerseyCo C Ordinary Shares as compared to any other class or series of shares of JerseyCo, and (ii) do not require a separate class vote of the holders of JerseyCo C Ordinary Shares; or
e)entry into any agreement or commitment to do any of the foregoing.
In general, the foregoing approval rights of Amex HoldCo., Expedia and QIA will terminate if such stockholder ceases to own at least 10% of the Issuer’s issued common stock; however, an amendment to JerseyCo’s organizational documents of the type described in clause (d) above will require the approval of Amex HoldCo., Expedia and QIA if such amendment is materially adverse to such stockholder, regardless of such stockholder’s percentage ownership of the Issuer’s issued common stock.
On January 11, 2024, the Issuer also entered into a letter agreement with JerseyCo, Juweel, Amex HoldCo., Expedia, QIA and Juweel’s other equityholders (the “Specified Juweel Investors”), pursuant to which the Specified Juweel Investors agreed to be bound by certain restrictive covenants in the Shareholders Agreement as if they were a party thereto (the “Letter Agreement”).
The foregoing summaries do not purport to be complete, and are qualified in their entirety by reference to the Amended and Restated Shareholders Agreement and the Letter Agreement, filed herewith as Exhibits 1 and 2, respectively, and incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

Exhibit	Description

1.
Amended and Restated Shareholders Agreement, dated as of January 11, 2024, by and among Global Business Travel Group, Inc., GBT JerseyCo Limited, American Express International, Inc., EG Corporate Travel Holdings LLC, QH Travel L.P. and Juweel Investors (SPC) Limited (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K, filed with the SEC on January 12, 2024).

2.
Letter Agreement, dated as of January 11, 2024, by and among Global Business Travel Group, Inc., GBT JerseyCo Limited, American Express International, Inc., EG Corporate Travel Holdings LLC, QH Travel L.P., Juweel Investors (SPC) Limited and the Specified Juweel Investors (as defined therein) (incorporated by reference to Exhibit 10.2 of the Issuer’s Current Report on Form 8-K, filed with the SEC on January 12, 2024).

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SIGNATURES

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 16, 2024

/s/ Kristina V. Fink
Kristina V. Fink Corporate Secretary, American Express Company